

05040302

VF 3-28-05

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONEHAVEN, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16236 SAN DIEGUITO ROAD, STE 423
(No. and Street)

RANCHO SANTA FE, CA 92067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VASILIS MOURATOFF 858-759-5145
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN MARTINEZ, CPA, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

5755 OBERLIN DR., STE 310, SAN DIEGO, CA 921211
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
APR 04 2005
RECD S.E.C.
MAR 07 2005
636

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3/28/05

18

OATH OR AFFIRMATION

I, VASILIS MOURATOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONEHAVEN, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHANNON ROSE BEAUCHEMIN
COMM. #1460907
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Comm. Exp. APRIL 6, 2008

Signature

Principle

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH., D.C.
213
SECTION

Financial Statements

Stonehaven, LLC

for the Years ended December 31, 2004,
2003 and 2002
with Report of Independent Auditor

Stonehaven, LLC

Financial Statement

Years ended December 31, 2004, 2003 and 2002

Contents

Steven Martinez, CPA
An Accountancy Corporation

Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

Phone: (858) 535-9935
Fax: (858) 535-9194

Report of Independent Auditor

Board of Directors
Stonehaven, LLC:

I have audited the accompanying balance sheet of Stonehaven, LLC, as of December 31, 2004, 2003 and 2002, and the related statements of income, cash flows, and changes in members' capital for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Stonehaven, LLC, at December 31, 2004, 2003 and 2002 and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on Schedules I, II, and III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Steven Martinez
Certified Public Accountant

San Diego, California
February 25, 2004

Stonehaven, LLC
Balance Sheet
December 31,

	2004	2003	2002
Assets			
Current assets:			
Cash	$ 86,367	$ 27,652	$ 11,848
Commissions receivable	302,568	679,426	68,596
Prepaid expenses	7,801	-	-
Other assets	27,224	25,800	-
Total assets	423,960	732,878	80,444
Liabilities and Members Equity			
Current liabilities:			
Accounts and Commissions payable	170,630	635,395	36,897
Income taxes and LLC fees payable	500	900	3,500
Other current liabilities	4,660	7,872	-
Total liabilities	175,790	644,167	40,397
Members' equity	248,170	88,711	40,047
Total Liabilities and Members Equity	$ 423,960	$ 732,878	$ 80,444

See accompanying notes.

Stonehaven, LLC
Statements of Income
For the years ended December 31,

	2004	2003	2002
Income			
Commissions	$ 2,088,954	$ 1,993,770	$ 91,009
Other income	417	2,547	38,253
Total income	2,089,371	1,996,317	129,262
Expenses			
Commissions	974,131	1,205,187	48,805
Legal and professional	87,767	80,198	26,090
Salaries and wages	293,847	157,018	76,676
Travel and related	75,569	111,594	8,670
General and administrative	247,494	473,235	118,474
Depreciation	31,767	23,502	-
Total expenses	1,710,575	2,050,734	278,715
Net income before annual state LLC fees	378,796	(54,417)	(149,453)
Annual State LLC Fees	6,900	6,900	3,500
Net income	$ 371,896	$ (61,317)	$ (152,953)

See accompanying notes.

Stonehaven, LLC
Statements of Cash Flows
for the Years ended December 31,

	2004	2003	2002
Operating Activities:			
Net income (loss)	$ 371,896	$ (61,317)	$ (152,953)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	31,767	23,502	-
(Increase) Decrease in commissions receivable	376,858	(610,830)	(168,596)
(Increase) Decrease in prepaid expenses	(7,801)	-	-
(Increase) Decrease in other current assets	(1,424)	(25,800)	-
Increase (Decrease) in accounts payable	(464,765)	598,498	36,897
Decrease in income tax and LLC fees payable	(400)	(2,600)	3,500
Increase (Decrease) in other current liabilities	(3,212)	7,872	-
Total Adjustments	(68,977)	(9,358)	(128,199)
Net cash provided (used) by operating activities	302,919	(70,675)	(281,152)
Investing Activities:			
Furniture, fixtures and equipment	(31,767)	(23,502)	-
Net cash used by investing activities	(31,767)	(23,502)	-
Financing Activities:			
Members capital contribution	25,000	120,000	250,000
Members' distributions	(237,437)	(10,019)	(53,000)
Net cash provided (used) by financing activities	(212,437)	109,981	197,000
Net increase (decrease) in cash	58,715	15,804	(84,152)
Cash at beginning of year	27,652	11,848	96,000
Cash at end of year	$ 86,367	$ 27,652	$ 11,848

See accompanying notes.

Stonehaven, LLC
Statements of Changes in Members' Capital
For the years ended December 31, 2004, 2003 and 2002

Balance at December 31, 2001	$ (4,000)
Members 2002 capital contributions	250,000
Net income (loss)	(152,953)
Subtotal	93,047
Members 2002 distributions	(53,000)
Balance at December 31, 2002	**$ 40,047**
Members 2003 capital contributions	120,000
Net income (loss)	(61,317)
Subtotal	98,730
Members 2003 distributions	(10,019)
Balance at December 31, 2003	**$ 88,711**
Members 2004 capital contributions	25,000
Net income (loss)	371,896
Subtotal	485,607
Members 2004 distributions	(237,437)
Balance at December 31, 2004	**$ 248,170**

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Organization

Stonehaven, LLC (the "Company") was formed in California on October 12, 2001. The Company is wholly owned by Stonehaven Holdings, LLC. The Company's operations are conducted from its headquarters in San Diego, California and branch office in New York City.

The Company conducts businesses as an introducing broker/dealer and provides corporate finance services to retail and institutional clients. All transactions are conducted on a fully disclosed basis with Goldman Sachs , a NYSE member firm.

The Company is approved as a securities broker dealer by the Securities and Exchange Commission, National Association of Securities Dealers, the State of California and the State of New York. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

Comprehensive income:
The Company adopted SFAS 130, "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the years ended December 31, 2004, 2003 or 2002.

Revenue recognition:
The Company's revenue is commission based and is recorded on a settlement date basis. Securities transactions, underlying the commissions, are also recorded on a settlement date basis.

Property, computers, equipment and premises:
Fixed assets costing more than $1,000 are evaluated to determine an estimate useful life. If the asset's estimated useful life is greater than twelve months it's capitalized and depreciated over the estimated useful life so determined, generally three to seven years.

During the year ended December 31, 2004 and 2003, the Company acquired $31,767 and $23,502, respectively, of fixed assets consisting of furniture and computers. Management has determined the nature of these assets warrant an estimated useful life of less than twelve months. Accordingly, these assets are recorded as fully depreciated at December 31, 2004 and 2003.

1. Organization and Summary of Significant Accounting Policies (Continued)

Reclassification

Certain amounts in the Company's financial statements for the year ended December 31, 2003 and 2002 have been reclassified in order to conform to current year comparative presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts of assets, liabilities, revenues, expenses, and disclosures at the date of the financial statements. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which the adjustments are determined.

Cash and Cash Equivalents

Pursuant to FASB Statement of Accounting Standards No. 95, regarding the Statement of Cash Flows, certificates of deposits and securities with original maturities of three months or less are classified as cash equivalents. Certificates of deposit and securities with original maturities greater than three months are considered short-term investments. The Company does not hold any securities or certificate of deposits.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash with financial institutions that are insured by the FDIC or SPIC.

Income Taxes

As stated above, the Company is organized as a limited liability company. The Company is not subject to Federal income tax, rather, its profits are reported by its members Therefore, no provision for Federal income taxes is included in these financial statements.

2. Office Lease

As stated above, The Company's operations are conducted from its headquarters in San Diego, California and New York City. The office in San Diego is rented on a month to month basis. The office in New York City was occupied under an operating lease that expired in May 2004. Since this date the Company occupies this office on month to month basis.

3. Net Capital Requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio to aggregate indebtedness to net capital.

Net capital and aggregate indebtedness change day by day, but at December 31, 2004, the Company's net capital of $44,461 exceeded the minimum net capital requirement by $32,742. The Company's ratio of aggregate indebtedness to net capital was 395 to 1. This ratio meets the ratio requirement for a broker dealer in business for more than one year.

****

Stonehaven, LLC

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1

December 31, 2004

Computation of Net Capital	Focus Report December 31, 2004	Audited Financial Statements December 31, 2004	Change	Comment
Total assets	$ 534,067	$ 423,960	$ (110,107)	Difference is due to adjustment for the estimate underlying receivables, depreciation, write off of certain fixed assets, adjustment for prepaid California Franchise Tax, and additional accrual for commissions payable.
Less: Liabilities	(72,951)	(175,790)	(102,839)	
Net worth	461,116	248,170	(212,946)	
Less: Non-Allowable Assets				
Receivables	(340,905)	(168,684)	172,221	Company used a very conservative approach and disallowed a portion of receivables.
Fixed assets	(11,102)	-	11,102	
Prepaid expenses	(6,601)	(7,801)	(1,200)	
Other assets	(27,224)	(27,224)	-	
Total Non-Allowable Assets	(385,832)	(203,709)	182,123	
Tentative Net Capital	75,284	44,461	(30,823)	
Less:				
Haircuts	-	-	-	
Net Capital	75,284	44,461	$ (30,823)	
Minimum Net Capital Required	5,000	11,719		
Excess Net Capital	**$ 70,284**	**$ 32,742**		
Ratio of aggregate indebtedness to net capital	97%	395%		

See accompanying notes.

Stonehaven, LLC

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

Stonehaven, LLC is exempt from the Reserve Requirement of Rule 15c3-3.

Stonehaven, LLC

Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2004

Stonehaven, LLC is exempt from the Possession and Control Requirements of Rule 15c3-3.

Steven Martinez, CPA
An Accountancy Corporation

Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

Phone: (858) 535-9935
Fax: (858) 535-9194

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

Board of Directors
Stonehaven, LLC:

In planning and performing my audit of the financial statements of Stonehaven, LLC for the year ended December 31, 2004, 2003 and 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stonehaven, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reverse System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, 2003 and 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Steven Martinez
Certified Public Accountant

San Diego, California
February 25, 2005